Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

IJJI, Inc.
55 S. Market Street
San Jose, CA 95113
https://gameflip.com

Up to $2,500,000.00 in Non-Voting Common Stock at $0.50
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: IJJI, Inc.
Address: 55 S. Market Street, San Jose, CA 95113
State of Incorporation: DE
Date Incorporated: December 22, 2014

Terms:

Equity

Offering Minimum: $10,000.00 | 20,000 shares of Non-Voting Common Stock
Offering Maximum: $2,500,000.00 | 5,000,000 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $0.50
Minimum Investment Amount (per investor): $250.00

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.


Investment Incentives and Bonuses*


Time-Based Investment Incentives

Super Early Bird

Invest within the first 72 hours and receive 10% bonus shares.

Early Bird

Invest within the first two weeks and receive 5% bonus shares.

Amount-Based Investment Incentives

$500+ | Apprentice

Invest $500+ and receive 2% bonus shares + $25 in *Gameflip Credits.

$1,000+ | Journeyman

Invest $1,000+ and receive 4% bonus shares + $50 in *Gameflip Credits.

$2,500+ | Adept

Invest $2,500+ and receive 6% bonus shares + $125 in *Gameflip Credits.

$5,000+ | Expert

Invest $5,000+ and receive 8% bonus shares + $250 in *Gameflip Credits.

$10,000+ | Master

Invest $10,000+ and receive 10% bonus shares + $500 in *Gameflip Credits.

$20,000+ | Champion

Invest $20,000+ and receive 10% bonus shares, $1000 in *Gameflip Credits, and **Conference call with CEO.

NOTES

- *Gameflip Credits to be issued 60 days after the closing of the crowdfunding campaign and expire 30 days after they are issued
- **Conference call with CEO to be scheduled within 60 days after the closing of the crowdfunding campaign and runs for 30 minutes

*All perks occur when the offering is completed.

<u>The 10% for StartEngine OWNer's Bonus</u>

IJJI, Inc. (DBA Gameflip) will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $0.50/share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $50. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

<u>Company's Business</u>

IJJI, Inc. ("Gameflip" or the " Company") is a digital commerce platform for global gamers. The Company's business consists of Gameflip Market and Gameflip Omni.

Gameflip Market, launched in 2015, is a consumer-to-consumer (C2C) marketplace enabling gamers to buy and sell digital gaming items, digital codes for games & gift cards, and digital gaming collectibles and assets (NFTs).

Gameflip Omni, launched in early 2022, is a business-to-consumer (B2C) storefront, enabling top brands, influencers, and game developers to create, market, and sell digital gaming collectibles and assets (NFTs) to gamers.

The Company is fully operational and has safely facilitated $140M+ in lifetime sales through our platform ($27.3M in 2021) and generated $16M+ in lifetime revenue ($3.28M in 2021).

Team

The team is composed of experienced members in the technology and gaming industries, each with 10 to 20 years of start-up experience. The founders, JT and Terry, graduated from Stanford and have a track record of success, having previously built and sold Aeria Games, a Free-to-Play games publisher, to ProSieben, a top European media company.

Business Model

The Company employs a marketplace business model, generating revenue from both Buyers and Sellers for each completed transaction on its platform.

Buyers

1. Purchase Fees = fixed fee ($0.45) + variable fee (3.25% to 4.25%)

Sellers

1. Commission = variable fee (10%)

2. Cashout Fees = fixed fee ($1 to $2) + variable fee (1% to 2.5%)

Corporate Structure

The Company is a Corporation organized under the laws of the state of Delaware and incorporated in December of 2014. The Company has raised over $10 million from venture capitalists including Bullpen Capital, GoAhead Ventures, Lightbank and PlayNext.

The Company has one wholly-owned subsidiary, AdvanceClub, Inc., a Delaware Corporation. AdvanceClub, a product in the alpha stage, is an eLearning subscription platform for esports gamers powered by the Company's commerce platform. The Company plans to wind down its operations within the next 12 months.

Competitors and Industry

Industry

According to research from Newzoo, the video games industry is forecasted to grow from $175.8B in global revenue in 2021 to $218.7B in 2024, driven by the growth of global gamers from 2 billion in 2015 to 3.32 billion in 2024.

Free-to-Play (F2P) games, where gamers play a game for free and purchase digital gaming items to enhance their gaming experience, is the dominant business within the video games industry, generating over 70% of total global revenue (all gaming revenue minus console gaming revenue).

The video games industry is currently undergoing a major evolution with F2P games transforming into blockchain games. Blockchain games have all of the gameplay elements of F2P games and in addition, they incorporate digital gaming assets (NFTs), giving gamers full ownership and unrestricted ability to trade and sell.

According to research from Naavik, the global blockchain games revenue is forecasted to grow from $1.5B in 2021 to $50B in 2025 (100% CAGR). This growth is fueled by the substantial investments into blockchain game companies, $2.5B in Q1 of 2022 and forecasted for $10B in 2022 (DappRadar).

Sources:

1.https://venturebeat.com/2021/07/04/newzoo-game-market-will-hit-200b-in-2024/

2.https://naavik.co/deep-dives/market-sizing

3.https://cryptopotato.com/blockchain-based-games-raised-2-5-billion-in-q1-2022-dappradar-report/)

Competitors

The Company's competitors can be classified into 2 main categories, digital gaming marketplaces, and new digital asset marketplaces.

Digital Gaming Marketplaces

Examples include G2A, Kinguin, and G2G. These marketplaces generally focus on categories such as game codes, in-game currencies, and game accounts. Their technology platforms are limited because they don't support the fast-growing digital gaming assets (NFTs) category.

New Digital Asset Marketplaces

Examples include OpenSea, LooksRare, and Magic Eden. These marketplaces are decentralized and focus only on the digital assets (NFTs) category. They generally support specific blockchain technologies and require the use of crypto wallets and cryptocurrencies, making it challenging for mainstream users to successfully transact. They also cover a wide variety of digital assets (NFTs) that includes art, collectibles, gaming, music and sports.

In our opinion, when compared to the competitors, Gameflip has the most comprehensive technology platform that provides the simplest and safest commerce experience for mainstream gamers.

Current Stage and Roadmap

Current Stage

The Company's commerce platform is fully operational and available in the market, facilitating sales (GMV) of $27.3M in 2021, demonstrating a strong appetite from its 6 million mainstream gamers and validating the product-market fit.

The Company's commerce platform was built to be both flexible and comprehensive by including these major features: account & profile management, payment in multiple currencies, fraud detection & prevention, real-time messaging & notifications, blockchain & web3 integration, and anytime accessibility with mobile apps and dispute management & resolution.

Future Roadmap

The Company's efforts over the next 12 months will be focused on building a Web3 B2B business by enabling third-party developers API access to its commerce engine to power commerce for their blockchain applications. These tools will include features such as account, wallet, payment, compliance, storefront, and marketplace.

In addition, the Company will seek to hire an executive-level business development team member to close partnerships for this Web3 B2B business.

The Team

Officers and Directors

Name: Tuan Nguyen

Tuan Nguyen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-founder, CEO and Director
  Dates of Service: January, 2015 - Present
  Responsibilities: Oversees the overall strategy and operations of the Company. His salary is $200k per year and he owns 8.25% of the Company including shares and stock options.

Name: Terry Ngo

Terry Ngo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-founder and CTO
  Dates of Service: January, 2015 - Present
  Responsibilities: Oversees the overall technology and product development of the Company. His salary is $200k per year and he owns 8.25% of the Company

including shares and stock options.

Name: Lan Hoang

Lan Hoang's current primary role is with PlayNext. Lan Hoang currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman of the Board
  Dates of Service: January, 2015 - Present
  Responsibilities: Advises on the strategy of the Company. He does not receive a salary and owns 1.05% of the company on a fully diluted basis including shares and stock options.

Other business experience in the past three years:

- **Employer:** PlayNext
  Title: Co-founder and CEO
  Dates of Service: January, 2014 - Present
  Responsibilities: Oversees overall strategy and investments

Other business experience in the past three years:

- **Employer:** Game Changer
  Title: Co-Founder & Board Member
  Dates of Service: January, 2017 - Present
  Responsibilities: Game Changer, www.gamechanger.ai, is a marketing and influencer platform, focusing mainly on the gaming industry.

Other business experience in the past three years:

- **Employer:** TalentHub
  Title: Co-Founder and Board Member
  Dates of Service: January, 2017 - Present
  Responsibilities: TalentHub, www.talenthub.jp, is a leading HR service for foreign IT engineers working in Japan. Its strategic shareholder is TechnoPro Holdings, the largest IT HR company in Japan, with 15,000 personnel.

Other business experience in the past three years:

- **Employer:** SamuraiLand
  Title: Co-Founder
  Dates of Service: January, 2017 - Present

Responsibilities: Samurailand.com is a real estate portal created as a joint venture between PlayNext's Japan subsidiary and Tosei, a listed real estate company in Japan.

Name: Phil Brady

Phil Brady's current primary role is with GoAhead Ventures. Phil Brady currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: January, 2015 - Present
  Responsibilities: Advises on the strategy of the Company. He does not receive a salary and has no ownership in the Company. His investment firm, GoAhead Ventures, is the largest shareholder of the Company, with ownership of 23.06% on a fully diluted basis including shares and stock options.

Other business experience in the past three years:

- **Employer:** GoAhead Ventures
  Title: Managing Partner
  Dates of Service: January, 2015 - Present
  Responsibilities: Oversees investments into seed stage start-ups

Other business experience in the past three years:

- **Employer:** Rainway
  Title: Board Member
  Dates of Service: July, 2018 - Present
  Responsibilities: Advisor for growth and strategy

Other business experience in the past three years:

- **Employer:** DogSpot
  Title: Board Member
  Dates of Service: December, 2018 - Present
  Responsibilities: Advisor for growth and strategy

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the video games or blockchain industry. However, that may never

happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering shares in the amount of up to $1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign

page.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online commerce. Our revenues are therefore dependent upon the market for online commerce for the video games market.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with No Voting Rights

The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the holders of senior securities (e.g., debt and preferred stock, etc.) have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including accounting, legal work, public relations, advertising, technology and payments. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Gameflip or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Gameflip could harm our reputation and materially negatively impact our financial condition and business.

Regulation of Digital Assets

Regulation of digital assets, offerings of digital assets, blockchain technologies, and digital asset exchanges are currently undeveloped and likely to rapidly evolve, and vary significantly among U.S. federal, state and local jurisdictions, as well as foreign jurisdictions, and are subject to significant uncertainty. Various legislative and executive bodies in the U.S. and other countries are currently considering, or may in the future consider, laws, regulations, guidance, or other actions, which may severely impact the Company and digital assets. Failure by the Company to comply with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including criminal and civil penalties and fines. New or changing laws and regulations or interpretations of existing laws and regulations could have material adverse consequences on the Company, its business and future plans. Regulatory determinations may make certain digital assets, or their transfers, illegal in some jurisdictions. It is possible that current or future regulations could make certain digital assets illegal in some jurisdictions. Additionally, digital assets might be classified as a "security" under U.S. federal, U.S. state and/or non-U.S. securities laws. Any such development would have material adverse consequences on the Company, its business and future plans. The Company is developing and designing its marketplace and future service offerings under the assumptions that the relevant digital assets would not be classified as a "security", but such design has not yet been subjected to rigorous analysis by any governmental authority. If our assumptions prove to be incorrect, the Company may not be able to operate the marketplace as planned, and/or may be subject to extremely high compliance costs, and/or may face legal disputes, enforcement actions, damages and fines.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
GoAhead Ventures LLC (via (i) ZenShin Core Technology Fund & (ii) Zenshin Core Technology Parallel Fund)	4,766,030	Series Seed Preferred Stock	23.06%
GoAhead Ventures LLC (via (i) ZenShin Core Technology Fund & (ii) Zenshin Core Technology Parallel Fund)	11,274,475	Series Seed-1 Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, Non-Voting Common Stock, Series PN Preferred Stock, Series Seed Preferred Stock, and Series Seed-1 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 5,000,000 of Non-Voting Common Stock.

Common Stock

The amount of security authorized is 70,000,000 with a total of 19,898,458 outstanding.

Voting Rights

One vote per share.

Material Rights

Stock Options

The total amount outstanding includes 15,603,613 shares to be issued pursuant to outstanding options

The total amount outstanding includes 1,357,873 shares to be issued pursuant to stock options, reserved but unissued. under the Company's 2015 Stock Option plan.

Non-Voting Common Stock

The amount of security authorized is 12,500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

There are no material rights associated with Non-Voting Common Stock.

Series PN Preferred Stock

The amount of security authorized is 6,500,000 with a total of 6,500,000 outstanding.

Voting Rights

Each holder of Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock are entitled to vote on all matters on which the Common Stock is entitled to vote and, in addition, have Preferred Stock approval rights and other rights as described in the Company's Restated Certificate of Incorporation. The Board of Directors of the Company consists of three (3) members. So long as any shares of Series PN Preferred Stock remain outstanding, the holders of Series PN Preferred Stock, voting as a separate class, shall be entitled to elect one (1) member of the Company's Board of Directors. So long as any shares of Series Seed Preferred Stock remain outstanding, the holders of Series Seed Preferred Stock, voting as a separate class, shall be entitled to elect one (1) member of the Company's Board of Directors. The holders of Common Stock, voting as a separate class, shall be entitled to elect one (1) member of the Company's Board of Directors.

Material Rights

1. Rights under Restated Certificate of Incorporation

Unless otherwise defined, capitalized terms in this section have the meaning set forth in the Restated Certificate of Incorporation. Please see Exhibit F for a full description.

Dividends

In any calendar year, the holders of outstanding shares of Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, at the Dividend Rate specified in the Company's Restated Certificate of Incorporation for such shares of Preferred Stock, payable in preference and priority to any declaration or payment of any distribution on Common Stock of the Company in such calendar year. No distributions shall be made with respect to the Common Stock until all declared dividends on the Preferred Stocks have been paid or set aside for payment to the Preferred Stocks holders.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the

Company to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Preferred Stock held by them equal to the sum of (i) the Liquidation Preference specified for such share of Preferred Stock and (ii) all declared (if any) but unpaid dividends (if any) on such share of Preferred Stock. If upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the holders of the Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified above, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive as described in this paragraph.

After the payment or setting aside for payment to the holders of Preferred Stock of the full amounts specified in Section 3(a) above, the entire remaining assets of the Company legally available for distribution shall be distributed pro rata to holders of the Common Stock of the Company in proportion to the number of shares of Common Stock held by them. For clarity, shares of Preferred Stock shall be entitled to either (i) the liquidation preference set forth above or (ii) be converted into shares of Common Stock in order to participate in any Distribution, or series of Distributions, as shares of Common Stock, but not both.

Conversion

Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series. (The number of shares of Common Stock into which each share of Preferred Stock of a series may be converted is hereinafter referred to as the "Conversion Rate" for each such series.) Upon any decrease or increase in the Conversion Price for any series of Preferred Stock, as described in the Restated Certificate of Incorporation (e.g., for stock splits. etc.), the Conversion Rate for such series shall be appropriately increased or decreased. All shares or Preferred Stock also have broad-based weighted average anti-dilution protection upon certain future dilutive issuances, as set forth in the Restated Certificate of Incorporation, that could adjust the Conversion Price and, in turn, the Conversion Rate.

2. Rights of under Stockholders Agreement

The Company has entered into a Stockholders Agreement with the holders of Preferred Stock that confer them with additional rights, including the right to first offer to purchase, on a pro rata basis, new securities that the Company may propose to sell and issue, as well as information rights.

Series Seed Preferred Stock

The amount of security authorized is 15,164,636 with a total of 15,164,636 outstanding.

Voting Rights

Each holder of Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock are entitled to vote on all matters on which the Common Stock is entitled to vote and, in addition, have Preferred Stock approval rights and other rights as described in the Company's Restated Certificate of Incorporation. The Board of Directors of the Company consists of three (3) members. So long as any shares of Series PN Preferred Stock remain outstanding, the holders of Series PN Preferred Stock, voting as a separate class, shall be entitled to elect one (1) member of the Company's Board of Directors. So long as any shares of Series Seed Preferred Stock remain outstanding, the holders of Series Seed Preferred Stock, voting as a separate class, shall be entitled to elect one (1) member of the Company's Board of Directors. The holders of Common Stock, voting as a separate class, shall be entitled to elect one (1) member of the Company's Board of Directors.

Material Rights

1. Rights under Restated Certificate of Incorporation

Unless otherwise defined, capitalized terms in this section have the meaning set forth in the Restated Certificate of Incorporation. Please see Exhibit F for a full description.

Dividends

In any calendar year, the holders of outstanding shares of Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, at the Dividend Rate specified in the Company's Restated Certificate of Incorporation for such shares of Preferred Stock, payable in preference and priority to any declaration or payment of any distribution on Common Stock of the Company in such calendar year. No distributions shall be made with respect to the Common Stock until all declared dividends on the Preferred Stocks have been paid or set aside for payment to the Preferred Stocks holders.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Company to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Preferred Stock held by them equal to the sum of (i) the Liquidation Preference specified for such share of Preferred Stock and (ii) all declared (if any) but unpaid dividends (if any) on such share of Preferred Stock. If upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the holders of the Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified above, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive as described in this paragraph.

After the payment or setting aside for payment to the holders of Preferred Stock of the full amounts specified in Section 3(a) above, the entire remaining assets of the Company legally available for distribution shall be distributed pro rata to holders of the Common Stock of the Company in proportion to the number of shares of Common Stock held by them. For clarity, shares of Preferred Stock shall be entitled to either (i) the liquidation preference set forth above or (ii) be converted into shares of Common Stock in order to participate in any Distribution, or series of Distributions, as shares of Common Stock, but not both.

Conversion

Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series. (The number of shares of Common Stock into which each share of Preferred Stock of a series may be converted is hereinafter referred to as the "Conversion Rate" for each such series.) Upon any decrease or increase in the Conversion Price for any series of Preferred Stock, as described in the Restated Certificate of Incorporation (e.g., for stock splits. etc.), the Conversion Rate for such series shall be appropriately increased or decreased. All shares or Preferred Stock also have broad-based weighted average anti-dilution protection upon certain future dilutive issuances, as set forth in the Restated Certificate of Incorporation, that could adjust the Conversion Price and, in turn, the Conversion Rate.

2. Rights of under Stockholders Agreement

The Company has entered into a Stockholders Agreement with the holders of Preferred Stock that confer them with additional rights, including the right to first offer to purchase, on a pro rata basis, new securities that the Company may propose to sell and issue, as well as information rights.

Series Seed-1 Preferred Stock

The amount of security authorized is 28,000,000 with a total of 27,999,999 outstanding.

Voting Rights

Each holder of Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock are entitled to vote on all matters on which the Common Stock is entitled to vote and, in addition, have Preferred Stock approval rights and other rights as described in the Company's Restated Certificate of Incorporation. The Board of Directors of the Company consists of three (3) members. So long as any shares of Series PN Preferred Stock remain outstanding, the holders of Series PN Preferred Stock, voting as a separate class, shall be entitled to elect one (1) member of the Company's Board of Directors. So long as any shares of Series Seed Preferred Stock remain outstanding, the holders of Series Seed Preferred Stock, voting as a separate class, shall be entitled to elect one (1) member of the Company's Board of Directors. The holders of Common Stock, voting as a separate class, shall be entitled to elect one (1) member of the Company's Board of Directors.

Material Rights

1. Rights under Restated Certificate of Incorporation

Unless otherwise defined, capitalized terms in this section have the meaning set forth in the Restated Certificate of Incorporation. Please see Exhibit F for a full description.

Dividends

In any calendar year, the holders of outstanding shares of Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, at the Dividend Rate specified in the Company's Restated Certificate of Incorporation for such shares of Preferred Stock, payable in preference and priority to any declaration or payment of any distribution on Common Stock of the Company in such calendar year. No distributions shall be made with respect to the Common Stock until all declared dividends on the Preferred Stocks have been paid or set aside for payment to the Preferred Stocks holders.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Company to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Preferred Stock held by them equal to the sum of (i) the Liquidation Preference specified for such share of Preferred Stock and (ii) all declared (if any) but unpaid dividends (if any) on such share of Preferred Stock. If upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the holders of the Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified above, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive as described in this paragraph.

After the payment or setting aside for payment to the holders of Preferred Stock of the full amounts specified in Section 3(a) above, the entire remaining assets of the Company legally available for distribution shall be distributed pro rata to holders of the Common Stock of the Company in proportion to the number of shares of Common Stock held by them. For clarity, shares of Preferred Stock shall be entitled to either (i) the liquidation preference set forth above or (ii) be converted into shares of Common Stock in order to participate in any Distribution, or series of Distributions, as shares of Common Stock, but not both.

Conversion

Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series. (The number of shares of Common Stock into which each share of Preferred Stock of a series may be converted is hereinafter referred to as the "Conversion Rate" for each such series.) Upon any decrease or increase in the Conversion Price for any series of Preferred Stock, as described in the Restated Certificate of Incorporation (e.g., for stock splits. etc.), the Conversion Rate for such series shall be appropriately increased or decreased. All shares or Preferred Stock also have broad-based weighted average anti-dilution protection upon certain future dilutive issuances, as set forth in the Restated Certificate of Incorporation, that could adjust the Conversion Price and, in turn, the Conversion Rate.

2. Rights of under Stockholders Agreement

The Company has entered into a Stockholders Agreement with the holders of Preferred Stock that confer them with additional rights, including the right to first offer to purchase, on a pro rata basis, new securities that the Company may propose to sell and issue, as well as information rights.

What it means to be a minority holder

As a minority holder of Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Overview

The Company employs a marketplace business model and top line performance is measured by key performance indicators including GMV and Revenue.

<u>Gross Merchandise Value (GMV)</u>

GMV represents the total dollar value of all items sold within the Company's commerce platform.

Based on the Company's unaudited financials, the yearly GMV is as follows: 2015 GMV of $542k, 2016 GMV of $5.8M, 2017 GMV of $15.8M, 2018 GMV of $25.2M, 2019 GMV of $28.7M, 2020 GMV of $32.2M, 2021 GMV of $27.3M and 2022 GMV of $25.8M.

The Company grew GMV for five straight years from 2015 to 2020. In 2020, the Covid stay at home orders (lockdowns) were enforced across the globe, creating a one time burst of growth for the video games industry as consumers spent increased amounts of time playing games. Similarly, a one off slowdown of the video games industry occurred in 2021 as the Covid lockdowns were reversed across the globe. Hence, this external factor created a year over year drop in GMV of 15% in 2021 vs. 2020..

GMV remained generally flat in 2022 compared to 2021 as we invested our resources into abstracting the Gameflip platform to develop a commerce toolkitl to power transactions of digital collectibles and assets for partners including game developers and blockchain platform developers. This key initiative will jumpstart a new B2B business for the Company and strategically enable it to address the lucrative blockchain games market, forecasted at $50B by 2025.

Sources:

1. https://www.statista.com/chart/22048/university-of-oxford-coronavirus-containment-and-health-index-selected-countries/

2. https://naavik.co/deep-dives/market-sizing

<u>Revenue</u>

Revenue is generated from fees, both fixed and variable, from Buyers and Sellers for each completed transaction within the Company's commerce platform.

Revenue for 2022 was $3.09M from GMV of $25.8M and revenue for 2021 was $3.28M from GMV of $27.3M. Revenue as a percentage of GMV remained stable at 12% in 2022 and 2021.

Similar to GMV, the Company's Revenue remained flat in 2022 compared to 2021 and expects for growth to be driven by B2B partnerships for our commerce toolkit as we onboard new game development and platform partners towards the second half of 2023.

<u>Cost of Goods Sold</u>

COGS consists of fees paid to our payment partners who process payments for our

Buyers and process payouts for our Sellers.

COGS for 2022 was $835k or 3.2% of GMV ($25.8M) and COGS for 2021 was $865k or 3.2% of GMV ($27.3M).

<u>Gross Margins</u>

Gross Margins remained stable at 72.9% of Revenue in 2022 and 73.6% of Revenue in 2021.

<u>Expenses</u>

The Company's expenses consist of, among other things, compensation & benefits, sales & marketing and general & administrative.

Total operating expenses were $4.23M in 2022 and $4.21M in 2021. Given the challenging macroeconomic environment forecasted for 2023, we will actively focus to reduce expenses throughout 2023, primarily by reducing expenses in marketing and professional services.

Historical results and cash flows:

<u>Historical Results and Cash Flows</u>

The Company has raised over $10M from venture capitalists and has invested it to build a leading digital commerce platform for gamers, generating lifetime sales of $140M+ and lifetime revenue of $16M+ and supported by a community of 6 million gamers.

As a typical vertical marketplace, continued investments into product development and community growth are required to enable the Company to scale and capture valuable network effects that will make our marketplace more valuable as usage increases. Hence, we expect to incur losses in 2023 as we invest further into our business. However, depending upon the macroeconomic environment, we have the ability to actively reduce key expenses such as marketing and professional services, allowing us to operate at a near break-even level if necessary.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 1, 2023, the Company had $1.33M in cash & equivalents, receivables and undisbursed amounts (~$200k) from its crowdfunding campaign. The Company is currently raising additional capital from its Reg CF Crowdfunding financing.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital

resources available?)

The Company's commerce platform is fully operational and facilitated sales of $25.8M and generated revenue of $3.09M in 2022.

The funds from this crowdfunding campaign will accelerate the growth of the Company's sales and revenue by investing in product development, business development and marketing.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this crowdfunding campaign are not essential for the Company, however, the campaign is attractive to onboard thousands of new valuable community members for Gameflip as well as to fund accelerated growth.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Throughout 2022, the Company has consistently lowered operating losses from an average of $190k per month in Q1 of 2022 to an average of $136k per month in Q4 of 2022. The Company will continue to reduce monthly operating losses throughout 2023 by reducing the key expense categories of marketing and professional services. Our goal is to target an average operating loss of $60k per month across 2023. Assuming this level of operating loss, the Company will have a runway of 12 to 15 months.

How long will you be able to operate the company if you raise your maximum funding goal?

As of 5/1/2023, the Company has received over $900k in committed investments and has disbursed ~$600k of it from its Reg CF equity crowdfunding campaign. As explained in the section above, the Company will actively manage key expenses across 2023 with the goal of an average monthly operating loss of $60k. Given this monthly operating loss, the Company will have a runway of 15 to 24 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Depending upon market conditions, the Company plans to raise additional capital from crowdfunding campaigns and/or venture capitalists in early 2024.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $34,781,546.50

Valuation Details:

Pre-money Valuation

The Company's valuation philosophy for this crowdfunding offering is to provide investors with an attractive investment opportunity to participate with the founders as owners. The Company's goal is to attract and onboard numerous new evangelists that will spearhead the word-of-mouth growth of the Gameflip brand as well as provide valuable feedback for its product roadmap.

Our valuation analysis is based on both private and public company comparables.

Private Company Comparables

New private digital asset marketplaces are the most relevant comparables for our Company.

OpenSea is an NFT marketplace that enables users to discover, collect, and sell blockchain-based digital assets. A core part of OpenSea's vision is that open protocols like Ethereum and interoperable standards like ERC-721 and ERC-1155 will enable vibrant new economies. OpenSea is building tools that allow consumers to trade their items freely, creators to launch new digital works, and developers to build rich, integrated marketplaces for their digital items. OpenSea recently raised $300M at a $13.3B valuation.

Similar to OpenSea, Gameflip enables gamers to simply, safely buy and sell digital assets (NFTs) regardless of the underlying blockchain technology. Also, Gameflip is building tools that allow gamers to trade their items freely, creators to launch new digital assets and game developers to launch robust digital asset storefronts and marketplaces.

https://www.crunchbase.com/organization/opensea/school_financials

https://www.coindesk.com/business/2022/01/05/nft-marketplace-opensea-valued-at-133b-in-300m-funding-round-report/

Magic Eden is an NFT marketplace for users to discover, trade, and create NFTs. Magic Eden is widely heralded for three things: its focus on community, its simplistic tools for creators and collectors, and the diversity of tokens that can be created and collected on the platform. Within the Magic Eden marketplace, users are not only able to engage with a wide variety of NFTs in the art, collectibles, and gaming sectors, but also with an array of digital blockchain experiences. Magic Eden recently raised $130M at a $1.3B valuation.

Similar to Magic Eden, Gameflip enables gamers to simply, safely buy and sell digital assets (NFTs). Also, Gameflip focuses heavily on community engagement for its 6 million gamers and is building tools that allow gamers to trade their items freely, creators to launch new digital experiences and game developers to launch robust digital asset storefronts and marketplaces.

https://www.crunchbase.com/organization/magic-eden/company_financials

https://techcrunch.com/2022/06/21/magic-eden-raises-130m-hitting-unicorn-status-at-1-6b-valuation/

https://nftnow.com/guides/a-guide-to-magic-eden-solana-nft-marketplace/

Public Company Comparables

Public vertical marketplaces are the most relevant comparables for our Company.

Etsy is an e-commerce site and a smartphone application for buying and selling handmade and vintage items. Etsy operates two-sided online marketplaces that connect millions of passionate and creative buyers and sellers around the world. These marketplaces - which collectively create a "House of Brands" - share the Company's mission, common levers for growth, similar business models, and a strong commitment to use the power of business and technology to strengthen communities and empower people. The Company's primary marketplace, Etsy.com, is the global destination for unique and creative goods. The Company generates revenue primarily from marketplace activities,

Etsy's P/S multiple over the last 4 quarters has ranged between 4.57 to 14.24. Etsy Financials: https://finance.yahoo.com/quote/ETSY/key-statistics?p=ETSY

Similar to Etsy, Gameflip operates a two-sided online marketplace that connects millions of passionate gaming buyers and sellers from around the world. Gameflip's marketplace, Gameflip.com, is a leading global destination for gaming items & assets and it generates revenue primarily from marketplace activities.

Fiverr is a marketplace for creative and professional services. Fiverr's mission is to change how the world works together. Fiverr started with the simple idea that people should be able to buy and sell digital services in the same fashion as physical goods on an e-commerce platform. On that basis, Fiverr set out to design a digital marketplace that is built with a comprehensive SKU-like services catalog and an efficient search, find and order process that mirrors a typical e-commerce transaction.

Fiverr's business of enabling freelance work is deeply connected to the opportunities that technology has enabled in the modern economy. While businesses want frictionless and seamless access to a global pool of talent, individuals increasingly want to choose where they work, when they work and what they do for work. Fiverr's platform was designed to serve these needs. Fiverr's buyers include businesses of all sizes, while our sellers are a diverse group of freelancers and small businesses from over 160 countries who tap into our core platform to earn their full-time living or augment their income. Fiverr generates revenue primarily through transaction fees and services fees on their core marketplace.

Fiverr's P/S multiple over the last 4 quarters has ranged from 9.19 to 36.12. Fiverr Financials: https://finance.yahoo.com/quote/FVRR/key-statistics?p=FVRR

Similar to Fiverr, Gameflip operates a vertical digital marketplace for a very large industry. Also, Gameflip leverages technology as a core part of its strategy to enable gamers to simply, safely buy and sell all things digital and generates revenue primarily through marketplace fees.

In addition, we considered the valuation from our last round of financing in 2017 (Series Seed-1) and the subsequent growth in our KPIs. Based on our unaudited financials, GMV grew from $15.8M in 2017 to $27.3M in 2021 (+72%) and revenue grew from $1.85M in 2017 to $3.28M in 2021 (+77%).

In summary, the Company's valuation is primarily set using the P/S multiples from the public company comparables. By setting the Company's valuation at $34.8M, this assumes a P/S multiple of 10.6 given its 2021 yearly revenue of $3.28M.

Disclaimers

We set the valuation internally without any formal third-party independent valuation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed

(i) all preferred stock is converted to common stock;

(ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and

(iii) all shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $2,500,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  20.0%
  Promotion of the Gameflip brand across all social channels

- *Research & Development*
  30.0%
  Investment into the development of the Company's commerce platform

- *Operations*
  24.5%
  Investment into the international expansion of the Company's operations

- *Company Employment*
  20.0%
  Expansion of the Company's operational team

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://gameflip.com (gameflip.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/gameflip

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR IJJI, Inc.

[See attached]

IJJI, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Audited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
iJJi, Inc.
San Jose, California

Opinion

We have audited the financial statements of iJJi, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2022.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 21, 2023
Los Angeles, California

IJJI INC.
BALANCE SHEET

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	1,007,261	$	2,549,130
Acccounts Receivable, net		356,976		298,359
Inventory		6,168		25,286
Prepaids and Other Current Assets		30,158		17,520
Total Current Assets		**1,400,563**		**2,890,294**
Property and Equipment, net		3,731		5,998
Security Deposit		-		25,347
Total Assets	$	**1,404,294**	$	**2,921,639**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	24,642	$	41,344
Other Current Liabilities		598,343		576,103
Total Current Liabilities		**622,985**		**617,447**
Promissory Notes and Loans		-		-
Total Liabilities		**622,985**		**617,447**
STOCKHOLDERS EQUITY				
Common Stock		294		294
Non-Voting Common Stock		98		-
Series PN Preferred Stock		650		650
Series Seed Preferred Stock		1,516		1,516
Series Seed-1 Preferred Stock		2,800		2,800
Additional Paid in Capital		11,484,811		11,025,863
Retained Earnings/(Accumulated Deficit)		(10,708,861)		(8,726,932)
Total Stockholders' Equity		**781,309**		**2,304,192**
Total Liabilities and Stockholders' Equity	$	**1,404,294**	$	**2,921,639**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net Revenue	$	3,090,690	$	3,280,014
Cost of Goods Sold		835,764		865,404
Gross profit		2,254,927		2,414,610
Operating expenses				
General and Administrative		2,862,402		2,720,155
Sales and Marketing		1,368,505		1,493,230
Total operating expenses		4,230,907		4,213,385
Operating Income/(Loss)		(1,975,980)		(1,798,775)
Interest Expense		-		-
Other Loss/(Income)		5,949		(246,032)
Income/(Loss) before provision for income taxes		(1,981,929)		(1,552,743)
Provision/(Benefit) for income taxes		-		1,664
Net Income/(Net Loss)	$	(1,981,929)	$	(1,554,407)

See accompanying notes to financial statements.

IJJI INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in , $US)	Common Stock		Non-Voting Common Stock		Series PN Preferred Stock		Series Seed Preferred Stock		Series Seed-1 Preferred Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2020	2,936,972 $	294	- $	-	6,500,000 $	650	15,164,636 $	1,516	28,000,000 $	2,800	$ 11,025,863	$ (7,172,525)	$ 3,858,598
Net income/(loss)	-	-	-	-	-	-	-	-	-	-	-	(1,554,407)	(1,554,407)
Balance—December 31, 2021	2,936,972	294	-	-	6,500,000	650	15,164,636	1,516	28,000,000	2,800	11,025,863	$ (8,726,932)	$ 2,304,192
Issuance of stock on Crowdfunding	-	-	984,741	98	-	-	-	-	-	-	458,948	$ -	459,046
Net income/(loss)	-	-	-	-	-	-	-	-	-	-	-	(1,981,929)	(1,981,929)
Balance—December 31, 2022	2,936,972 $	294	984,741 $	98	6,500,000 $	650	15,164,636 $	1,516	28,000,000 $	2,800	$ 11,484,811	$ (10,708,861)	$ 781,309

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,981,929)	$	(1,554,407)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		2,267		5,349
PPP loan forgivness		-		(237,070)
Changes in operating assets and liabilities:				
Acccounts receivable, net		(58,617)		334,341
Inventory		19,118		(18,081)
Prepaids and Other Current Assets		(12,639)		9,191
Accounts Payable		(16,702)		(11,058)
Other Current Liabilities		22,240		(319,838)
Security Deposit		25,347		
Net cash provided/(used) by operating activities		**(2,000,915)**		**(1,791,573)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		(3,893)
Net cash provided/(used) in investing activities		**-**		**(3,893)**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of stock on Crowdfunding		459,046		-
Net cash provided/(used) by financing activities		**459,046**		**-**
Change in Cash		(1,541,869)		(1,795,466)
Cash—beginning of year		2,549,130		4,344,596
Cash—end of year	$	**1,007,261**	$	**2,549,130**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

iJJi Inc. was incorporated on December 22, 2014, in the state of Delaware. The financial statements of iJJi Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Jose, California.

Gameflip is an innovation focused technology company creating the commerce engine for the gaming metaverse enabling all ecosystem participants including gamers, creators, brands, and developers to connect, safely conduct commerce, and mutually share the benefits. Led by serial entrepreneurs and veterans in the technology and gaming industries, the team specializes in building safe, secure and highly scalable platforms for transacting digital assets (NFTs), digital goods and services. Since launching in 2015, its 6 million loyal community members have safely transacted over $120M on the Gameflip platform. By combining its simple and intuitive platform with blockchain technology that delivers transparent ownership and playable NFTs, Gameflip is making NFTs accessible and safe for the mainstream.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022, and 2021. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $460,307 and $2,083,568, respectively.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and 2021 the Company determined that no reserve was necessary.

Inventory

Inventories are valued at the lower cost and net realizable value. Costs related to gift cards are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computer & Office Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the commission and processing fee from selling video games, gift cards, NFTs, etc. Gross merchandise value (GMV), which represents dollar value of items sold in our marketplaces (does not represent revenue earned by the Company), consists of:

For Fiscal Year Ended December 31,	2022	2021
Sales	25,863,091	27,327,583
Cancelled sales	(4,674,097)	(4,579,956)
NET GMV	$ 21,188,994	$ 22,747,627

Cost of sales

Costs of goods sold include merchant fees, royalties, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021, amounted to $1,368,505 and $1,493,230, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Income Taxes

iJJi Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 21, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on their financial statements.

IJJI INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2022 AND DECEMBER 31, 2021

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2022	2021
Gift cards	6,168	25,286
Total Inventory	$ 6,168	$ 25,286

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Prepaid Expense	30,158	17,520
Total Prepaids and Other Current Assets	$ 30,158	$ 17,520

As of Year Ended December 31,	2022	2021
Accrued Liabilities	439,564	403,234
Payroll Liabilities	65,566	67,337
Accrued PTO	72,024	63,082
I/C Payable US	21,190	31,243
Deferred Rent	-	11,207
Total Other Current Liabilities	$ 598,343	$ 576,103

5.   PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Computer & Office Equipment	$ 27,955	$ 27,955
Property and Equipment, at Cost	27,955	27,955
Accumulated depreciation	(24,225)	(21,958)
Property and Equipment, Net	$ 3,731	$ 5,998

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $2,267 and $5,349, respectively.

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 70,000,000 shares of Common Shares class with a par value of $0.0001. As of December 31, 2022, and December 31, 2021, 2,936,372 shares have been issued and are outstanding.

Common Stock- Non-Voting

The Company is authorized to issue 12,500,000 shares of Common Shares class with a par value of $0.0001. As of December 31, 2022, and December 31, 2021, 984,741 and 0 shares have been issued and are outstanding, respectively.

Series PN Preferred Stock

The Company is authorized to issue 6,500,000 shares of Preferred Shares with a $0.0001 par value. As of December 31, 2022, and December 31, 2021, 6,500,000 shares of Series PN Preferred Stock have been issued and are outstanding.

Series Seed Preferred Stock

The Company is authorized to issue 15,164,636 shares of Preferred Shares with a $0.0001 par value. As of December 31, 2022, and December 31, 2021, 15,164,636 shares of Series Seed Preferred Stock have been issued and are outstanding.

Series Seed-1 Preferred Stock

The Company is authorized to issue 28,000,000 shares of Preferred Shares with a $0.0001 par value. As of December 31, 2022, and December 31, 2021, 28,000,000 shares of Series Seed-1 Preferred Stock have been issued and are outstanding.

7.   SHAREBASED COMPENSATION

During 2015, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 16,961,486 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants.

The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	15,603,613	$	0.00	-
Granted	-			
Execised	-			
Expired/Cancelled	-			-
Outstanding at December 31, 2021	15,603,613	$	0.00	5.77
Exercisable Options at December 31, 2021	15,603,613	$	0.00	5.77
Granted	-	$	-	
Execised	-	$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2022	15,603,613	$	0.00	4.77
Exercisable Options at December 31, 2022	15,603,613	$	0.00	4.77

Stock option expenses for the years ended December 31, 2022, and December 31, 2021, were $0.

8. RELATED PARTY TRANSACTIONS

In 2022 and 2021, a related party PlayNext, Inc. provided services to the Company. During the years ended December 31, 2022, and 2021 the Company incurred $335,834 and $540,871 to the entity, respectively, which is included in sales and maketing and general administrative expenses in the statements of income and comprehensive income.

Payables to the same related party as of December 31, 2022 and December 31, 2021, amounted to $21,190 and $31,243, respectively.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021 consists of the following:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(591,408)	$	(540,973)
Valuation Allowance		591,408		540,973
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(1,531,282)	$	(939,875)
Valuation Allowance		1,531,282		939,875
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,077,645, and the Company had state net operating loss ("NOL") carryforwards of approximately $453,637. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulations as of December 31, 2022, and December 31, 2021.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, and December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2022, through March 21, 2023, which is the issuance date of these financial statements.

There have been no events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,975,980, an operating cash flow loss of $2,000,915, and liquid assets in cash of $1,007,261, which is less than a year's worth of cash reserves as of December 31, 2022. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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INVEST IN GAMEFLIP TODAY!

Digital Marketplace for Gamers

Gameflip is a leading marketplace powered by advanced technology that ensures simple, safe transactions for all things digital – offering gamers the ability to "flip" their gaming ...
Show more

Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$10M RAISED FROM SILICON VALLEY VCs
INVEST IN THE
FUTURE OF GAMING
Gameflip

$1,026,424.51 Raised

OVERVIEW ABOUT TERMS UPDATES REWARDS DISCUSSION INV >

Invest Now
$0.50 Per Share

RAISED	INVESTORS
$1,026,424.51	637
MIN INVEST	VALUATION
$250	$34.78M

REASONS TO INVEST

- **STRONG TRACTION:** Gameflip has already raised $10 million from Silicon Valley VCs and has facilitated lifetime sales of over $160M (GMV) from our community of more than 6 million gamers.
- **RIGHT MARKET TIMING**: The global games market is projected to grow to a staggering $204B by 2023, with 77% of that revenue coming from in-game digital items.*
- **EXPERIENCED TEAM**: The Gameflip team previously built and sold their games publishing business, Aeria Games, and has partnered with Marvel and Ubisoft to develop multiple top mobile games.

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$1,026,424.51 Raised

OVERVIEW ABOUT TERMS UPDATES REWARDS DISCUSSION INV >

Invest Now
$0.50 Per Share

RAISED $1,026,424.51 INVESTORS 637
MIN INVEST $250 VALUATION $34.78M

REASONS TO INVEST

- STRONG TRACTION: Gameflip has already raised $10 million from Silicon Valley VCs and has facilitated lifetime sales of over $160M (GMV) from our community of more than 6 million gamers.
- RIGHT MARKET TIMING: The global games market is projected to grow to a staggering $204B by 2023, with 77% of that revenue coming from in-game digital items.*
- EXPERIENCED TEAM: The Gameflip team previously built and sold their games publishing business, Aeria Games, and has partnered with Marvel and Ubisoft to develop multiple top mobile games.

*source, source, source, source, source

OVERVIEW

We are Changing Gaming

transactions for all things digital. Gameflip offers gamers the ability to "flip" their gaming items and assets. We've already achieved sales on our platform of **$160M+ to date**, with **$10M raised** from Silicon Valley VCs, and **over 6 million users** and are already working with emerging technologies like blockchain and Web3 gaming.



By 2023, sales of digital in-game items are expected to make up **77% of yearly revenue** for **the $204B gaming industry**. Our technology has been optimized for the last 7 years and is positioned to address this billion-dollar market opportunity.




3B Gamers
$ 200B+ Video Gaming Industry

(source)

Validated by an industry shift towards an open, player-owned gaming ecosystem, our team has continued developing the capabilities of the Gameflip platform. Our unique, in-house commerce infrastructure already accommodates transactions for digital gaming items and assets.


The future of gaming
We believe in transparent ownership and unrestricted tradability of digital assets

THE PROBLEM

Gamers Spend Billions of Dollars in Today's Games But Own Nothing

Today, gamers purchase billions of dollars worth of digital gaming items, while earning even more items by investing countless hours playing their favorite games.


The value of today's digital items are locked within games
Almost a third of gamers spend $500 or more on in-game items, which will be lost when a gamer quits playing.

(source)

Due to the technology limitations of current games, **the value of these digital items are locked** within the associated games and only a tiny percentage can be traded or resold amongst gamers. Because of this, many will lose the vast majority of their investment as soon as they stop playing a game.

Gameflip has provided a solution for gamers to transact their digital goods since their launch in 2015, bringing millions of gamers together to buy, sell, and trade these digital items.

Looking to the future, Gameflip's technology is forward-compatible, whether it's blockchain or AI, the platform was built to be extensible with these emerging technologies. Gameflip believes that **commercial blockchain** technology can be integral to player-owned economies in the **future of the gaming industry**. Clear ownership, verifiable authenticity, and ease of transferability will provide valuable and equitable benefits to the entire ecosystem.

THE MARKET

Gameflip was Built for the Future of Gaming

The $175B global games market is undergoing a massive evolution. Key players within the

gaming industry such as **EA**, **Ubisoft**, and **Square Enix** have announced major recent strategies and investments into blockchain-based games. The free-to-play model has become a lucrative strategy for many game publishers, as an expected **77% of yearly revenues** will come from digital in-game items by 2023.

Investments into blockchain game development have grown exponentially, with **$2.5B invested in Q1 of 2022** along with hundreds of millions more from blockchain technology companies such as **Binance**, **Solana**, and **Polygon**. As such, **the blockchain-based gaming market** is forecasted to grow at a breakneck pace from $1.5B in 2021 to an incredible **$50B by 2025**.



The blockchain gaming market is forecasted to grow from
$1.5 Billion in 2021
$50 Billion by 2025
77% of yearly revenues are expected come from digital goods by 2023
$175 Billion Global Games Market in 2021

(source, source, source)

THE GAMEFLIP SOLUTION

An Ecommerce Platform to Power the Growth of the Gaming Industry

Gameflip has launched a cutting-edge marketplace platform that enables gamers to buy and sell digital assets including in-game items, gaming assets, collectibles and games through **simple, safe transactions**. While current digital asset marketplaces have complex transactions and security challenges, Gameflip is **a proven commerce solution** that provides an intuitive checkout flow with built-in consumer protection for mainstream users.



8:40
gameflip.com
Gameflip
WELCOME TO GAMEFLIP
SAFELY BUY & SELL ALL THINGS GAMING
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Proven commerce solution for gamers
With Gameflip, gamers can buy and sell all types of digital assets through simple, safe transactions

Gameflip employs a marketplace business model, generating revenue from both buyers and sellers for each completed transaction on its platform. Revenue is generated from buyer purchase fees, seller sales commission and seller cashout fees.



Gameflip's Business Model
Up to 4% Buyer Purchase
10% Seller Sales
1%-2% Seller Cashout

Fee	Commission	Fee


Web3 for all
Easily purchase digital collectibles safely using a credit card or cash
Happy Ending
Dear Past
Burnout

Looking forward, as a compliment to their proven marketplace solution for traditional video gaming items, Gameflip will power the growth of the gaming industry by delivering a full suite of blockchain-based products and services to enable gamers, creators, brands, and developers to connect, safely conduct commerce, and mutually share the benefits.

As gaming evolves, Gameflip is poised to stay at the forefront of any emerging technology.

OUR TRACTION

Over 6 Million Users Strong & More Than $160M in Sales (GMV) Facilitated

Even with limited tradability of digital items in games today Gameflip has seen extraordinary success to date. We have facilitated **more than $160 million** in lifetime sales (GMV), with $25.8 million in 2022 alone. Our community consists of **more than 6 million registered users**, who have created **over 40 million listings**. Meanwhile, the Gameflip app has received a combined **3 million downloads** across the Apple and Android stores.


Gameflip's Strong Traction To Date
3 Million
App Downloads
$160 Million+
Sales on Platform (GMV)
6 Million
Gamers

But most notably, we've been validated by product experts and investors. We've already raised **over $10 million from Silicon Valley VCs** including Bullpen Capital, GoAhead Ventures, PlayNext, and LightBank.


$10 Million Invested from Silicon Valley VCs

WHY INVEST

Join Our Quest to Craft the Future of Gaming

Our flexible marketplace provides gamers a safe, secure ecosystem to trade and sell their digital assets, and with an easy-to-use platform. Gameflip was built to stay ahead of emerging technologies like blockchain-based gaming, and we are securing partnerships with game developers and publishers.

developers and publishers.

Currently in development, our white label B2B commerce solution will include developer-friendly API access to features such as account management, digital wallets, payment, security, fraud detection systems, financial compliance, and marketplace functionality.

Join our journey towards transparent digital ownership and help us create the future of gaming. Invest in Gameflip today!



Gameflip 17b Disclosure

ABOUT

HEADQUARTERS
55 S. Market Street
San Jose, CA 95113

WEBSITE
View Site

Gameflip is a leading marketplace powered by advanced technology that ensures simple, safe transactions for all things digital – offering gamers the ability to "flip" their gaming items and assets. With sales on our platform of $160M+ to date, $10M raised from Silicon Valley VCs, we are changing gaming and aim to power digital commerce for the evolving gaming industry.

TEAM





JT Nguyen
Co-founder, CEO & Director

JT has over 20 years of experience building, scaling and managing global businesses, including 10+ years in the gaming industry.

Prior to Gameflip, JT served as COO of Aeria Games, a global publisher and developer of free-to-play games, where he led the effort to grow the business to over 300 global employees and $120M+ in yearly revenue.

JT obtained his MBA from the UCLA Anderson School of Management, his MS in Electrical Engineering from Stanford University and his BS in Engineering from the University of Illinois at Urbana-Champaign.



Terry Ngo
Co-founder and CTO

Terry has 20+ years of experience building and leading engineering and product development, including 10+ years in the gaming industry.

Prior to Gameflip, Terry served as CTO and co-founder of Aeria Games, a global publisher free-to-play games, where he led the effort to build the publishing platform and scaled it to support over 40 million global gamers.

Terry obtained his MS in Electrical Engineering from Stanford University, his BS in Computer Engineering and BS in Mathematics from Southern Methodist University.







Udayan Sharma

Matheus Arnellas

Bryan Talbot



Director of Marketing

Udayan has 18+years of experience in gaming, e-commerce and tech.

Prior to Gameflip, Udayan was in the digital free-to-play gaming space as Director of Marketing at Aeria Games.

Udayan holds an MBA from Purdue University, Krannert School of Management and a BS in Electrical Engineering from Oregon State University.



Head of Operations

Matheus has 11+ years of experience managing cross-functional teams in the digital free-to-play games space.

Matheus served in production, marketing and operations roles at companies such as Electronic Arts, Aeria Games and PlayNext.

Matheus holds an MBA from FIPE São Paulo and a bachelor's degree in Marketing & Advertising from PUC Campinas - Brazil.



Head of Engineering

Bryan has over 20 years working at the forefront of Silicon Valley technologies.

Prior to Gameflip, Bryan was the platform architect at Aeria Games where he designed and oversaw the implementation of the global publishing platform.

Bryan earned a BS in Computer Engineering from the University of California at San Diego (UCSD).





Nitay Souza
Operations Manager





Lan Hoang
Chairman of the Board





Phil Brady
Board Member



TERMS
Gameflip

Overview

PRICE PER SHARE
$0.50

VALUATION
$34.78M

DEADLINE ⓘ
Jul 17, 2023

FUNDING GOAL ⓘ
$10k - $2.5M

Breakdown

MIN INVESTMENT ⓘ
$250

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$2,500,000

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
20,000

SHARES OFFERED
Non-voting Common Stock

MAX NUMBER OF SHARES OFFERED
5,000,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based Investment Incentives

Super Early Bird

Invest within the first 72 hours and receive 10% bonus shares.

Early Bird

Invest within the first two weeks and receive 5% bonus shares.

Amount-Based Investment Incentives

$500+ | Apprentice

*Invest $500+ and receive 2% bonus shares + $25 in *Gameflip Credits.*

$1,000+ | Journeyman

*Invest $1,000+ and receive 4% bonus shares + $50 in *Gameflip Credits.*

$2,500+ | Adept

*Invest $2,500+ and receive 6% bonus shares + $125 in *Gameflip Credits.*

$5,000+ | Expert

Invest $5,000+ and receive 8% bonus shares + $250 in *Gameflip Credits.

$10,000+ | Master

Invest $10,000+ and receive 10% bonus shares + $500 in *Gameflip Credits.

$20,000+ | Champion

Invest $20,000+ and receive 10% bonus shares, $1000 in *Gameflip Credits, and **Conference call with CEO.

NOTES

- *Gameflip Credits to be issued 60 days after the closing of the crowdfunding campaign and expire 30 days after they are issued
- **Conference call with CEO to be scheduled within 60 days after the closing of the crowdfunding campaign and runs for 30 minutes

*All perks occur when the offering is completed.

<u>The 10% for StartEngine OWNer's Bonus</u>

IJJI, Inc. (DBA Gameflip) will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $0.50/share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $50. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company will not incur any irregular use of proceeds.

ALL UPDATES

05.05.23

This is a BIG one – $1,000,000 Milestone Smashed!



Hey Everyone,

Thanks to your amazing support we have smashed through the $1,000,000 milestone!

This is a big one and we couldn't have done it without you. We're blown away by the excitement from our community and thrilled to have the support of over 620 investors.

We're riding high on this milestone, but we're not letting this success go to our heads - we need to save space up there for more great ideas to continue making Gameflip great :-)

So, once again, thank you for joining us on this exciting journey. Keep an eye out for more exciting news from us soon!

Excited by our journey? Invest Today!

05.04.23

Market Insight: Gaming Deals Report by Drake Star





Drake Star, a top global investment banking firm, recently released their Global Gaming report and the key takeaways are as follows:

1. Gaming public companies saw a strong recovery in Q1and this is anticipated to lead a new wave of M&A
2. This year has started on a great note with Savvy Gaming entering the mobile gaming and publishing space with the acquisition of Los Angeles based Scopely for $4.9B and SEGA announcing the acquisition of Rovio for $776M
3. Drake Star anticipates M&A activity to strongly rebound in the 2nd half of the year and they also expect several listed gaming companies to be acquired by PE firms this year
4. Gaming / blockchain VC funds raised over $13B in 2022 and this capital pool is available for deployment

If you're as excited about the explosive growth of the gaming industry as we are, consider joining us!

(Source)

04.26.23

Product Insight: New Gameflip Feature



Hey everyone! We have some exciting news to share in our recent product insight series. Introducing our new customer service chatbot feature!

We're always looking for new ways to enhance our platform and have our users get the best experience possible. With this new feature, our customers can expect faster response times and efficient support for any inquiries or issues they may have. Plus, it means that our support team can focus on the important things, like answering the tough questions - like why Bowser keeps stealing Princess Peach!

We are not done making even more improvements to Gameflip. Stay tuned as we have some more exciting updates we will be able to announce soon.

Want to join our quest to make gaming better? Invest Today!

04.19.23

Market Insight: Revenue Growth Forecast - AI x Gaming





AI is expected to drive growth in gaming revenue by creating more immersive gameplay experiences, generating personalized game content, and optimizing game graphics. The **AI in gaming market** is projected to **grow from $609 million in 2019 to $4.5 billion by 2024**, according to a report by MarketsandMarkets, making it an exciting area for investors to consider.

As game developers increasingly integrate AI into their products, they can analyze player data to better understand what players engage with and enjoy. This data can then inform game development decisions, resulting in more successful games that resonate with players and generate higher revenue. With AI technology continuing to advance, it is clear that it will play an increasingly important role in driving growth and innovation in the gaming industry.

If you're as excited about the explosive growth of the gaming industry as we are, consider joining us!

Sources: "Artificial Intelligence in Gaming Market by Component, Deployment, Application, Technology, Region - Global Forecast to 2024," MarketsandMarkets, 2020.

04.12.23

Product Insight: Gameflip User Experience Update



Hey everyone! We're excited to announce our new Product Insight series where we'll be sharing the latest updates on our efforts to make Gameflip even better. Behind the scenes, we have been surveying users, analyzing user flows, and compiling feedback. We want to make sure that the Gameflip experience is even better than it already is!

Stay tuned over the next few weeks as we continue to share our progress!

Want to join our quest to make gaming better? Invest Today!

04.06.23

Milestone: Just Surpassed $900k Raised!





Thank you for your support!

$900K Raised

Milestone Reached!

We're ecstatic to have surpassed $900k raised for our equity crowdfunding campaign. This is a clear indicator that investors are just as excited as we are about the future of Gameflip!

Our mission has always been to enable true ownership of digital gaming assets. With top gaming companies investing millions into the ecosystem, Gameflip is poised to be at the forefront of this evolution by providing the tools to power simple, safe commerce for the 3 billion gamers.

If you'd like to help us make gaming better, please **consider joining us**!

04.05.23

Gameflip Team Offsite Event



Thank you for all your support
- The Gameflip team

Our team has been working hard and we recently had the chance to take an offsite meeting to recharge and reconnect.

It's been a busy few weeks and the offsite gave the team a chance to take a much needed breather. We enjoyed a nice lunch and the change of scenery was just what we needed to come back with fresh energy. Look at all those smiles in this team photo :-)

Want to join our quest to make gaming better? Invest Today!

03.31.23

Market Insight: Key Learnings from the 2023 Game Developers Conference





Now that the 2023 GDC conference has wrapped up, it's a great time to reflect on our key learnings of how the Gaming Industry is evolving!

1. **AI has arrived**: Developers of all sizes, from indie to AAA are experimenting with AI technology. One prime example is the rollout of two generative AI tools, material generation and code assist, by Roblox to support its 12 million developer community.
2. **Web3 gaming is advancing quickly**: Driven by the massive investments into blockchain, gaming infrastructure tools are maturing to commercial grade. Examples include Metamask launching an SDK with Unity and Gameflip launching its commerce toolkit for game developers to simply, safely offer Web3 commerce to the mainstream.
3. **Hybrid-casual games are on the rise**: The gaming industry is constantly evolving and a prime example is this relatively new style of game that incorporates the simplicity of hyper-casual gameplay with more sophisticated progression mechanics that also appeal to mid-core audiences.

Gameflip is well positioned to capture the growth of the gaming industry given our experience innovating with emerging technologies to power commerce for the 3 billion worldwide gamers!

If you're as excited about the explosive growth of the gaming industry as we are, consider joining us!

03.29.23

A Successful Game Developers Conference for Team Gameflip!



The Gameflip team recently attended the Game Developers Conference (GDC) in San Francisco, one of the largest events in the gaming industry.

Our days were fully packed with info sessions, workshops, and partner meetings. We did take some time out to have some fun and test-drive some of the latest innovations in gaming. It was a fantastic experience and we want to thank some of the investors who were able to connect with us while we were there. Stay tuned, as we'll share some key themes from GDC shortly.

Want to join our quest to make gaming better? Invest Today!

03.23.23

Market Insight: How AI Will Revolutionize the Gaming Industry



The video games industry has always been an early adopter of innovative technologies driven by the constant demand from the 3 billion global gamers for more interactive experiences and entertainment.

Artificial Intelligence (AI) offers substantial benefits for gaming including:

1. Generating game content at a massive scale with different artistic styles faster and cheaper
2. Enhancing visuals to make games look and feel more natural and realistic
3. Detecting and minimizing cheating in competitive games
4. Fully automating the play testing of complex games

AI will accelerate the growth of the gaming industry by reducing costs to develop AAA titles and drastically increasing the engagement and fun factor for gamers. Gameflip is well positioned to capture this growth given our experience innovating with emerging technologies including AI and blockchain.

If you're as excited about the explosive growth of the gaming industry as we are, consider joining us!

(Source)

Show More Updates



Stack Owner's Bonus & Rewards!
Members get an extra 10% shares in addition to rewards below!

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Gameflip.

$250

STARTENGINE OWNER'S BONUS
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

Select

$500

APPRENTICE
Invest $500+ and receive 2% bonus shares + $25 in *Gameflip Credits.

Select

$1,000

JOURNEYMAN
Invest $1,000+ and receive 4% bonus shares + $50 in *Gameflip Credits.

Select

$2,500

ADEPT
Invest $2,500+ and receive 6% bonus shares + $125 in *Gameflip Credits.

Select

$5,000

EXPERT
Invest $5,000+ and receive 8% bonus shares + $250 in *Gameflip Credits.

Select

$10,000

MASTER
Invest $10,000+ and receive 10% bonus shares + $500 in *Gameflip Credits.

Select

$20,000

CHAMPION
Invest $20,000+ and receive 10% bonus shares, $1000 in *Gameflip Credits, and **Conference call with CEO.

Select

JOIN THE DISCUSSION



SV

What's on your mind?

0/2500

Post

JM

PINNED BY STARTUP
Janice Makela
3 months ago

If you are marketplace, how many individual clients used your services to buy and sell last year? Second, what game companies/ platforms ar...
Show more

💬 3   ↑ 0   🚩

JN

JT Nguyen ✓
Gameflip • 3 months ago

Thanks for your thoughtful questions Janice and our responses are below....
Show more

↑ 1   🚩

View 2 more replies

MG

PINNED BY STARTUP
MALALABANDARAGE GOONARATNE
6 months ago

How does an investor benefit from investing in your company? Example: Does the company plan to pay dividends, IPO, or be sold to another?

💬 1   ↑ 0   🚩

JN

JT Nguyen ✓
Gameflip • 6 months ago

Thank you for your question Malalabandarage. Our focus for Gameflip is build a self sustaining business that can deliver stron...
Show more

↑ 1   🚩

TW

Tom Wright   6 INVESTMENTS
6 days ago

Hi JT,
...
Show more

💬 0   ↑ 0   🚩

TW

Tom Wright   6 INVESTMENTS
6 days ago

I have purchased over 5,000 shares of Gameflip, and I am so damn excited for the future!! Online gaming and the metaverse are MASSIV...
Show more

💬 0   ↑ 0   🚩

Kim San LEE   1 INVESTMENTS

19 days ago

Hello, what's your take rate? And for last year 2022, what's your revenue number (NOT referring to gmv of 25mm)? Thank you.

1 0

JT Nguyen
Gameflip • 14 days ago

Thank you for your questions Kim.
...
Show more

0

Jarod Rudisill
23 days ago

Looks like revenue was down from last year. What's the reason for that and what is your current burn rate? What will revenue be this year an...
Show more

1 0

JT Nguyen
Gameflip • 12 days ago

Thanks for your questions Jarod.
...
Show more

1

Tom Wright 6 INVESTMENTS
2 months ago

I've invested several times already in Gameflip, and I cannot wait to do so again. Gaming in the Metaverse is going to be MASSIVE!!!

0 0

Tom Wright 6 INVESTMENTS
2 months ago

I am power-pumped and super-juiced that Gameflip has extended its offering. It's like manna from Heaven! I've invested twice already and...
Show more

1 0

JT Nguyen
Gameflip • 2 months ago

We really appreciate your strong support Tom! If you happen to be in the SF area during the Game Developers Conference later this ...
Show more

1

Thomas Kenaya 32 INVESTMENTS
SE Investor • 3 months ago

there is alot of competetion in this space, what sets you apart from them?...
Show more

1 0

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Steve: Last year, gamers spent $126B on things they don't actually own—

72% of the video games industry revenue comes from digital items purchased within free-to-play games that we love, like Fortnite and Roblox, but those items are stuck and they can't be resold.

Matheus: And we're on a mission to change that!

JT: Gameflip was built to unlock the billions of dollars locked inside these digital economies and give ownership back to gamers.

Steve: That's JT, CEO of Gameflip

JT: We are a leading digital gaming marketplace with a simple Amazon-like experience.

Steve/JT: We let gamers safely buy & sell digital gaming items such as cosmetic skins, codes, collectibles, assets and all things digital.

Matheus: We made it so easy that anyone can buy and sell their gaming items with just a few taps.

Matheus: Just like that.

Steve: Goodbye complicated blockchain transactions.

JT: - We're an experienced team that has:

Built and sold our previous startup, Aeria Games, a global games publisher

Partnered with Marvel and Ubisoft to develop top mobile games

Now, with Gameflip, we're already seeing amazing traction with over $140M in sales

Matheus/JT/Steve: And Silicon Valley VCs agree with us. They've invested over $10M (dollars) already.

Steve: We're also very proud of the response and support we continue to see from our large community of gamers.

Matheus: Oh, that's not all of them! We're 6M strong, and counting!

JT: The market is shifting, giving gamers true ownership and the ability to freely trade digital assets.

JT: Gameflip is perfectly positioned to capture this opportunity. We've built the technology, have the experience and the traction.

JT: Now you can invest! Your support will help us become the commerce engine that powers the

next major phase of growth for gaming.

And it doesn't stop there, with the Metaverse our platform can power commerce for fashion, music, entertainment and beyond.

Matheus: Let's flip the script and put the power back in gamers' hands.

JT: Invest in Gameflip and together we'll change the future of gaming.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State



I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE RESTATED CERTIFICATE OF "IJJI, INC.", FILED IN THIS

OFFICE ON THE TWENTY-SECOND DAY OF AUGUST, A.D. 2022, AT 1:27

O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

5662938 8100
SR# 20223323952

Authentication: 204221037
Date: 08-22-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

FIFTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

IJJI, INC.

iJJi, inc., a corporation organized and existing under the laws of the State of Delaware (the "**Corporation**"), certifies that:

A.   The name of the Corporation is iJJi, inc. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on December 22, 2014. Its first Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on April 8, 2015. Its second Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on November 10, 2015. Its third Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on February 26, 2016. Its fourth Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on April 26, 2017. Its Certificate of Amendment of fourth Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on June 30, 2017.

B.   This Fifth Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, and restates, integrates and further amends the provisions of the Corporation's Fourth Amended and Restated Certificate of Incorporation.

C.   The text of the Certificate of Incorporation is amended and restated to read as set forth in EXHIBIT A attached hereto.

IN WITNESS WHEREOF, iJJi, inc. has caused this Fifth Amended and Restated Certificate of Incorporation to be signed by Tuan (JT) Nguyen, a duly authorized officer of the Corporation, on August 22, 2022.

Tuan Nguyen
_____
Tuan (JT) Nguyen
Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:27 PM 08/22/2022
FILED 01:27 PM 08/22/2022
SR 20223323952 - File Number 5662938

ARTICLE I

The name of the Corporation is iJJi, inc. (the "**Corporation**").

ARTICLE II

The purpose of this corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE III

The address of the Corporation's registered office in the State of Delaware is 3500 South DuPont Highway, City of Dover, County of Kent, 19901, and the name of the registered agent of the corporation in the State of Delaware at such address is Incorporating Services, Ltd.

ARTICLE IV

The total number of shares of stock that the corporation shall have authority to issue is 132,164,636, consisting of:

(i)   70,000,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**"),

(ii)   12,500,000 shares of Non-Voting Common Stock, $0.0001 par value per share ("**Non-Voting Common Stock**"), and

(iii)   49,664,636 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

The first series of Preferred Stock shall be designated "**Series PN Preferred Stock**" and shall consist of 6,500,000 shares. The second series of Preferred Stock shall be designated "**Series Seed Preferred Stock**" and shall consist of 15,164,636 shares. The third series of Preferred Stock shall be designated "**Series Seed-1 Preferred Stock**" and shall consist of 28,000,000 shares.

ARTICLE V

The terms and provisions of the Common Stock, Non-Voting Common Stock, and Preferred Stock are as follows:

1.   Definitions. For purposes of this ARTICLE V, the following definitions shall apply:

(a)   "**Conversion Price**" shall mean initially $0.1538 per share for the Series PN Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein), $0.2308 per share for the Series Seed Preferred Stock (each subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein) and $0.2459 per share for the Series Seed-1 Preferred Stock (each subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(b)   "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities convertible into or exchangeable for Common Stock.

(c) **"Distribution"** shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock or dividends on Non-Voting Common Stock payable in Non-Voting Common Stock, or the purchase or redemption of shares of the Corporation for cash or property other than: (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchase of capital stock of the Corporation in connection with the settlement of disputes with any stockholder, (iv) any other repurchase or redemption of capital stock of the Corporation approved by the holders of the Common and Preferred Stock of the Corporation voting as separate classes.

(d) **"Dividend Rate"** shall mean an annual rate of $0.0046 per share for the Series PN Preferred Stock. $0.0069 per share for the Series Seed Preferred Stock and $0.0074 for the Series Seed-1 Preferred Stock (each subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(e) **"Liquidation Preference"** shall mean $0.1538 per share for the Series PN Preferred Stock, $0.2308 per share for the Series Seed Preferred Stock and $0.2459 per share for the Series Seed-1 Preferred Stock (each subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(f) **"Original Issue Price"** shall mean $0.1538 per share for the Series PN Preferred Stock and $0.2308 per share for the Series Seed Preferred Stock and $0.2459 per share for the Series Seed-1 Preferred Stock (each subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(g) **"Recapitalization"** shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

2. Dividends.

(a) Preferred Stock. In any calendar year, the holders of outstanding shares of Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, at the Dividend Rate specified for such shares of Preferred Stock payable in preference and priority to any declaration or payment of any Distribution on Common Stock or Non-Voting Common Stock of the Corporation in such calendar year. No Distributions shall be made with respect to the Common Stock or Non-Voting Common Stock until all declared dividends on the Preferred Stock have been paid or set aside for payment to the Preferred Stock holders. Payment of any dividends to the holders of the Preferred Stock shall be on a pro rata, pari passu basis in proportion to the Dividend Rates for each series of Preferred Stock. The right to receive dividends on shares of Preferred Stock shall not be cumulative, and no right to such dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares are not declared or paid in any calendar year.

(b) Common Stock and Non-Voting Common Stock. Dividends may be paid on the Common Stock or Non-Voting Common Stock, when, as and if declared by the Board of Directors, subject to the prior dividend rights of the Preferred Stock and to Section 6 below. Dividends on the Common Stock and Non-Voting Common Stock, if any, shall be paid with equal priority.

(c)   Non-Cash Distributions. Whenever a Distribution provided for in this Section 2 shall be payable in property other than cash, the value of such Distribution shall be deemed to be the fair market value of such property as determined in good faith by the Board of Directors.

3.   Liquidation Rights.

(a)   Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Corporation to the holders of the Common Stock and Non-Voting Common Stock by reason of their ownership of such stock, an amount per share for each share of Preferred Stock held by them equal to the sum of (i) the Liquidation Preference specified for such share of Preferred Stock and (ii) all declared (if any) but unpaid dividends (if any) on such share of Preferred Stock. If upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available for distribution to the holders of the Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 3(a), then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 3(a).

(b)   Remaining Assets. After the payment or setting aside for payment to the holders of Preferred Stock of the full amounts specified in Section 3(a) above, the entire remaining assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata to holders of the Common Stock and Non-Voting Common Stock of the Corporation in proportion to the number of shares of Common Stock and/or Non-Voting Common Stock, as applicable, held by them.

(c)   Shares not Treated as Both Preferred Stock and Common Stock in any Distribution. For clarity, shares of Preferred Stock shall be entitled to either (i) the liquidation preference set forth in Section 3(a) above or (ii) be converted into shares of Common Stock in order to participate in any Distribution, or series of Distributions, as shares of Common Stock, but not both.

(d)   Reorganization. For purposes of this Section 3, a liquidation, dissolution or winding up of the Corporation shall be deemed to be occasioned by, or to include (each, a "**Liquidation Transaction**"): (a) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction continue to retain (either by such voting securities remaining outstanding or by such voting securities being converted into voting securities of the surviving entity), as a result of shares in the Corporation held by such holders prior to such transaction, at least fifty percent (50%) of the total voting power represented by the voting securities of the Corporation or such surviving entity outstanding immediately after such transaction or series of transactions; (b) a sale, lease or other conveyance of all or substantially all of the assets of the Corporation; or (c) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

(e)   Valuation of Non-Cash Consideration. If any assets of the Corporation distributed to stockholders in connection with any Liquidation Transaction are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors, except that any publicly-traded securities to be distributed to stockholders in a Liquidation Transaction shall be valued as follows:

(i)   If the securities are then traded on a national securities exchange or the Nasdaq Stock Market (or a similar national quotation system), then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange or system over the ten (10) trading day period ending five (5) trading days prior to the Distribution;

(ii)   if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the Distribution.

In the event of a merger or other acquisition of the Corporation by another entity, the Distribution date shall be deemed to be the date such transaction closes.

For the purposes of this Section 3(e), "**trading day**" shall mean any day which the exchange or system on which the securities to be distributed are traded is open and "**closing prices**" or "**closing bid prices**" shall be deemed to be: (i) for securities traded primarily on the New York Stock Exchange, the American Stock Exchange or Nasdaq, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day and (ii) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

(f)   Allocation of Escrow and Contingent Consideration. In the event of a Liquidation Transaction pursuant to Section 3(d) above, if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the applicable merger or other acquisition agreement shall provide that (i) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 3(a) and 3(b) as if the Initial Consideration were the only consideration payable in connection with such Liquidation Transaction, and (ii) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 3(a) and 3(b) after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 3(f), consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Liquidation Transaction shall be deemed to be Additional Consideration.

4.   Conversion. The holders of the Preferred Stock shall have conversion rights as follows:

(a)   Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Preferred Stock, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series. (The number of shares of Common Stock into which each share of Preferred Stock of a series may be converted is hereinafter referred to as the "Conversion Rate" for each such series.) Upon any decrease or increase in the Conversion Price for any series of Preferred Stock, as described in this Section 4, the Conversion Rate for such series shall be appropriately increased or decreased.

(b)   Automatic Conversion. Each share of Preferred Stock shall automatically be converted into fully-paid, non-assessable shares of Common Stock at the then effective Conversion Rate for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the "**Securities Act**"), covering the offer and sale of the Corporation's Common Stock, or (ii) with respect to each series of Preferred Stock, upon the receipt by the Corporation of a written request for such conversion from the holders of a majority of such series of Preferred Stock then outstanding, or, if later, the effective date for conversion specified in such requests (each of the events referred to in (i) and (ii) are referred to herein as an "**Automatic Conversion Event**").

(c)   Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined by the Board of Directors. For such purpose, all shares of Preferred Stock held by each holder of Preferred Stock shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash. Before any holder of Preferred Stock shall be entitled to convert the same into full shares of Common Stock, and to receive certificates therefor, he shall either (A) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Preferred Stock or (B) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at such office that he elects to convert the same; *provided*, *however*, that on the date of an Automatic Conversion Event, the outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided further, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such Automatic Conversion Event unless either the certificates evidencing such shares of Preferred Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. On the date of the occurrence of an Automatic Conversion Event, each holder of record of shares of Preferred Stock shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Preferred Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Preferred Stock, or that the certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder.

The Corporation shall, as soon as practicable after such delivery, or after such agreement and indemnification, issue and deliver at such office to such holder of Preferred Stock, a certificate or certificates for the number of shares of Common Stock to which he shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock, plus any declared and unpaid dividends on the converted Preferred Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date; provided, however, that if the conversion is in connection with an underwritten offer of securities registered pursuant to the Securities Act or a merger, sale, financing, Liquidation Transaction or other event, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing of such transaction or upon the occurrence of such event, in which case the person(s) entitled to receive the Common Stock issuable upon such conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such transaction or the occurrence of such event.

(d) Adjustments to Conversion Price for Diluting Issues.

(i) Special Definition. For purposes of this paragraph 4(d), "**Additional Shares of Common**" shall mean all shares of Common Stock issued (or, pursuant to paragraph 4(d)(iii), deemed to be issued) by the Corporation after the filing of this Fifth Amended and Restated Certificate of Incorporation, other than issuances or deemed issuances of:

(1) shares of Common Stock upon the conversion of the Series PN Preferred Stock, Series Seed Preferred Stock and/or Series Seed-1 Preferred Stock;

(2) shares of Common Stock and options, warrants or other rights to purchase Common Stock issued or issuable to employees, officers or directors of, or consultants or advisors to the Corporation or any subsidiary pursuant to stock grants, restricted stock purchase agreements, option plans, purchase plans, incentive programs or similar arrangements approved by the Board of Directors (including the Series Seed Director);

(3) shares of Common Stock upon the exercise or conversion of Options or Convertible Securities outstanding as of the date of the filing of this Fifth Amended and Restated Certificate of Incorporation;

(4) shares of Common Stock issued or issuable as a dividend or distribution on Preferred Stock or pursuant to any event for which adjustment is made pursuant to paragraph 4(e), 4(f) or 4(g) hereof;

(5) shares of Common Stock issued or issuable in a registered public offering under the Securities Act pursuant to which all outstanding shares of Preferred Stock are automatically converted into Common Stock pursuant to an Automatic Conversion Event;

(6) shares of Common Stock issued or issuable pursuant to the acquisition of another corporation by the Corporation by merger, to the purchase of substantially all of the assets or other reorganization or to a joint venture agreement, *provided*, that such issuances are approved by the Board of Directors (including the Series Seed Director);

(7) shares of Common Stock issued or issuable to banks, equipment lessors, real property lessors, financial institutions or other persons engaged in the business of making loans pursuant to a debt financing, commercial leasing or real property leasing transaction approved by the Board of Directors (including the Series Seed Director);

(8) shares of Common Stock issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors (including the Series Seed Director);

(9) shares of Common Stock issued or issuable to suppliers or third-party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors (including the Series Seed Director); and

(10) shares of Common Stock or Non-Voting Common Stock issued or issuable in offerings under Regulation Crowdfunding of the Securities Act approved by the Board of Directors (including the Series Seed Director).

(ii) <u>No Adjustment of Conversion Price</u>. No adjustment in the Conversion Price of a particular series of Preferred Stock shall be made in respect of the issuance of Additional Shares of Common unless the consideration per share (as determined pursuant to paragraph 4(d)(v)) for an Additional Share of Common issued or deemed to be issued by the Corporation is less than the Conversion Price in effect on the date of, and immediately prior to such issue, for such series of Preferred Stock.

(iii) <u>Deemed Issue of Additional Shares of Common</u>. In the event the Corporation at any time or from time to time after the date of the filing of this Fifth Amended and Restated Certificate of Incorporation shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities, the conversion or exchange of such Convertible Securities or, in the case of Options for Convertible Securities, the exercise of such Options and the conversion or exchange of the underlying securities, shall be deemed to have been issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date, *provided* that in any such case in which shares are deemed to be issued:

(1) no further adjustment in the Conversion Price of any series of Preferred Stock shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock in connection with the exercise of such Options or conversion or exchange of such Convertible Securities;

(2) if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any change in the consideration payable to the Corporation or in the number of shares of Common Stock issuable upon the exercise, conversion or exchange thereof (other than a change pursuant to the anti-dilution provisions of such Options or Convertible Securities such as this Section 4(d) or pursuant to Recapitalization provisions of such Options or Convertible Securities such as Sections 4(e), 4(f) and 4(g) hereof), the Conversion Price of each series of Preferred Stock and any subsequent adjustments based thereon shall be recomputed to reflect such change as if such change had been in effect as of the original issue thereof (or upon the occurrence of the record date with respect thereto);

(3) no readjustment pursuant to clause (2) above shall have the effect of increasing the Conversion Price of a series of Preferred Stock to an amount above the Conversion Price that would have resulted from any other issuances of Additional Shares of Common and any other adjustments provided for herein between the original adjustment date and such readjustment date;

(4) upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities which shall not have been exercised, the Conversion Price of each series of Preferred Stock computed upon the original issue thereof (or upon the occurrence of a record date with

respect thereto) and any subsequent adjustments based thereon shall, upon such expiration, be recomputed as if:

(a)   in the case of Convertible Securities or Options for Common Stock, the only Additional Shares of Common issued were the shares of Common Stock, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefor was the consideration actually received by the Corporation for the issue of such exercised Options plus the consideration actually received by the Corporation upon such exercise or for the issue of all such Convertible Securities which were actually converted or exchanged, plus the additional consideration, if any, actually received by the Corporation upon such conversion or exchange, and

(b)   in the case of Options for Convertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options, and the consideration received by the Corporation for the Additional Shares of Common deemed to have been then issued was the consideration actually received by the Corporation for the issue of such exercised Options, plus the consideration deemed to have been received by the Corporation (determined pursuant to Section 4(d)(v)) upon the issue of the Convertible Securities with respect to which such Options were actually exercised; and

(5)   if such record date shall have been fixed and such Options or Convertible Securities are not issued on the date fixed therefor, the adjustment previously made in the Conversion Price which became effective on such record date shall be canceled as of the close of business on such record date, and thereafter the Conversion Price shall be adjusted pursuant to this paragraph 4(d)(iii) as of the actual date of their issuance.

(iv)   <u>Adjustment of Conversion Price Upon Issuance of Additional Shares of Common</u>. In the event this Corporation shall issue Additional Shares of Common (including Additional Shares of Common deemed to be issued pursuant to paragraph 4(d)(iii)) without consideration or for a consideration per share less than the applicable Conversion Price of a series of Preferred Stock in effect on the date of and immediately prior to such issue, then, the Conversion Price of the affected series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-thousandth of a cent) determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of shares which the aggregate consideration received by the Corporation for the total number of Additional Shares of Common so issued would purchase at such Conversion Price, and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of such Additional Shares of Common so issued. Notwithstanding the foregoing, the Conversion Price shall not be reduced at such time if the amount of such reduction would be less than $0.001, but any such amount shall be carried forward, and a reduction will be made with respect to such amount at the time of, and together with, any subsequent reduction which, together with such amount and any other amounts so carried forward, equal $0.001 or more in the aggregate. For the purposes of this Subsection 4(d)(iv), all shares of Common Stock issuable upon conversion of all outstanding shares of Preferred Stock and the exercise and/or conversion of any other outstanding Convertible Securities and all outstanding Options shall be deemed to be outstanding.

(v)   <u>Determination of Consideration</u>. For purposes of this subsection 4(d), the consideration received by the Corporation for the issue (or deemed issue) of any Additional Shares of Common shall be computed as follows:

(1)   Cash and Property. Such consideration shall:

(a)   insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with such issuance;

(b)   insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors (including at least one Preferred Director); and

(c)   in the event Additional Shares of Common are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (a) and (b) above, as reasonably determined in good faith by the Board of Directors (including at least one Preferred Director).

(2)   Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common deemed to have been issued pursuant to paragraph 4(d)(iii) shall be determined by dividing:

(x)   the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities by

(y)   the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

(e)   Adjustments for Subdivisions or Combinations of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, the Conversion Prices in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(f)   Adjustments for Subdivisions or Combinations of Preferred Stock. In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Preferred Stock, the Dividend Rate, Original Issue Price and Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Preferred Stock, the Dividend Rate, Original Issue Price and Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(g) Adjustments for Reclassification, Exchange and Substitution. Subject to Section 3 above ("**Liquidation Rights**"), if the Common Stock issuable upon conversion of the Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive each holder of such Preferred Stock shall have the right thereafter to convert such shares of Preferred Stock into a number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of such series of Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(h) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of Preferred Stock.

(i) Waiver of Adjustment of Conversion Price. Notwithstanding anything herein to the contrary, (i) any downward adjustment of the Conversion Price of Series PN Preferred Stock may be waived by the consent or vote of the holders of the majority of the outstanding shares of Series PN Preferred Stock either before or after the issuance causing the adjustment, (ii) any downward adjustment of the Conversion Price of Series Seed Preferred Stock may be waived by the consent or vote of the holders of the majority of the outstanding shares of Series Seed Preferred Stock either before or after the issuance causing the adjustment and (iii) any downward adjustment of the Conversion Price of Series Seed-1 Preferred Stock may be waived by the consent or vote of the holders of a majority of the outstanding shares of Series Seed-1 Preferred Stock either before or after the issuance causing the adjustment.

(j) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

5.   Voting.

(a)   Restricted Class Voting. Except as otherwise expressly provided herein or as required by law, the holders of Preferred Stock and the holders of Common Stock shall vote together and not as separate classes.

(b)   No Series Voting. Other than as provided herein or required by law, there shall be no series voting.

(c)   Preferred Stock. Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted), shall be disregarded.

(d)   Election of Directors. The Board of Directors shall consist of three (3) members. So long as any shares of Series PN Preferred Stock remain outstanding, the holders of Series PN Preferred Stock, voting as a separate class, shall be entitled to elect one (1) member of the Corporation's Board of Directors at each meeting or pursuant to each consent of the Corporation's stockholders for the election of directors (the "**Series PN Director**"). So long as any shares of Series Seed Preferred Stock remain outstanding, the holders of Series Seed Preferred Stock, voting as a separate class, shall be entitled to elect one (1) member of the Corporation's Board of Directors at each meeting or pursuant to each consent of the Corporation's stockholders for the election of directors (the "**Series Seed Director**" and, together with the Series PN Director, the "**Preferred Directors**"). The holders of Common Stock, voting as a separate class, shall be entitled to elect one (1) member of the Corporation's Board of Directors at each meeting or pursuant to each consent of the Corporation's stockholders for the election of directors.

(e)   Common Stock. Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held.

(f)   Non-Voting Common Stock. Shares of Non-Voting Common Stock shall have no voting power, and the holders thereof, as such, shall not be entitled to vote on any matter that is submitted to a vote of the stockholders of the Corporation; provided, however, that for so long as any shares of Non-Voting Common Stock are outstanding, the Corporation shall not, without the prior vote of the holders of at least a majority of the shares of Non-Voting Common Stock then outstanding (voting separately as a single class), amend or modify any provision of this Certificate of Incorporation if the effect of such action is that Non-Voting Common Stock will no longer have equal priority as Common Stock with respect to dividends or liquidation distributions.

6.   Amendments and Changes. As long as any of the Preferred Stock shall be issued and outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent as provided by law) of the holders of at least a majority of the outstanding shares of the Preferred Stock:

(a)   amend, alter or repeal any provision of the Certificate of Incorporation of the Corporation or Bylaws if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of the Preferred Stock or any series thereof;

(b)   change the size of the Corporation's Board of Directors;

(c)   effect any Liquidation Transaction;

(d)   issue any debt or create any debt securities, unless approved by the Board of Directors including the Series Seed Director;

(e)   authorize or create any new class or series of shares having rights, preferences or privileges with respect to dividends, or payments upon liquidation senior to or on a parity with any series of Preferred Stock or having voting rights other than those granted to the Preferred Stock generally;

(f)   increase or decrease the number of authorized shares of Preferred Stock or any series thereof;

(g)   redeem or repurchase any shares of Preferred Stock or Common Stock (excluding shares repurchased at cost upon termination of an employee or consultant pursuant to a restricted share purchase agreement) or Non-Voting Common Stock;

(h)   take any action that results in the payment or declaration of a dividend or other distribution on any shares of Common Stock, Non-Voting Common Stock, or Preferred Stock; or

(i)   amend this Section 6.

7.   Notices. Any notice required by the provisions of this ARTICLE V to be given to the holders of Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at such holder's address appearing on the books of the Corporation.

ARTICLE VI

The Corporation is to have perpetual existence.

ARTICLE VII

Elections of directors need not be by written ballot unless a stockholder demands election by written ballot at the meeting and before voting begins or unless the Bylaws of the Corporation shall so provide.

ARTICLE VIII

Unless otherwise subsequently resolved by unanimous vote of the Board of Directors and approved by holders of Preferred Stock per ARTICLE V Section 6 above, the number of directors which constitute the Board of Directors of the Corporation shall be three.

ARTICLE IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

ARTICLE X

1.   To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director.

2.   The Corporation may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer or employee of the Corporation or any predecessor of the Corporation or serves or served at any other enterprise as a director, officer or employee at the request of the Corporation or any predecessor to the Corporation.

3.   Neither any amendment nor repeal of this ARTICLE X, nor the adoption of any provision of this Corporation's Certificate of Incorporation inconsistent with this ARTICLE X, shall eliminate or reduce the effect of this ARTICLE X, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this ARTICLE X, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE XI

The Corporation renounces any interest or expectancy of this corporation in, or in being offered an opportunity to participate in, an Excluded Opportunity and waives any claim that the Excluded Opportunity constitutes a corporate opportunity that should have been presented by the Covered Person to this corporation. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of this corporation or any of its subsidiaries (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

ARTICLE XII

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside of the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

Exhibit G to Form C

Test The Waters Materials



Great news!

Gameflip is proud to announce our exciting investment opportunity on the StartEngine crowdfunding platform.

Gameflip's Strong Traction To Date

Aggregate lifetime sales

EARLY BIRD INVESTMENT BONUSES AVAILABLE AT LAUNCH

BE THE FIRST TO KNOW

The future of gaming

Reasons to Invest in Gameflip

LEARN MORE ABOUT THE BENEFITS OF INVESTING IN GAMEFLIP

What is Equity Crowdfunding?

The Market is Shifting and Gameflip is Poised to Capture the Opportunity

Blockchain-based Games Raised
$2.5 Billion
in Q1 2022
Top blockchain tech companies are investing in blockchain gaming
$200M
$100M
$100M

We're Changing Gaming

Invest in Gameflip Today

EARLY BIRD INVESTMENT BONUSES AVAILABLE AT LAUNCH

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Frequently Asked Questions

- WHAT IS STARTENGINE?
- WHAT IS CROWDFUNDING?
- WILL I RECEIVE SPECIAL BENEFITS ON GAMEFLIP FOR BUYING SHARES?
- WHERE CAN I FIND OUT DETAILED INFORMATION ABOUT GAMEFLIP?

LEARN MORE ABOUT THE BENEFITS OF INVESTING IN GAMEFLIP

DISCLAIMER

Gameflip

From: **Gameflip** admin@news.gameflip.com
Subject: 📣 Exciting Opportunity to Own a Piece of Gameflip
Date: August 22, 2022 at 1:43 PM
To: jt.nguyen@gameflip.com



Hi JT,

We're grateful for all the support you've given us!

In 2015 we started Gameflip with the mission to make gaming better by giving gamers more control over their hard-earned digital gaming items. Since then, we've grown to a community of over 6 million gamers and had great traction so far:



$140 Million+	3 Million	6 Million	40 Million
Sales	App Downloads	Gamers	Item Listings

Today, Gameflip sits at the center of the rapid evolution of blockchain gaming, and with our experience and strong traction, we are poised to lead the charge in this historic industry shift.

That's why we're excited to announce our upcoming equity crowdfunding campaign in partnership with StartEngine! This is your chance to own a piece of Gameflip and be part of our future.

Interested? Join our investor list and keep an eye on your inbox! You'll be notified when the campaign goes live, in time for our very exclusive Early Bird bonus, available only for investments within the first 72 hours.

BE THE FIRST TO KNOW

Be sure to join the investor list and follow us on social media to stay up-to-date with our StartEngine crowdfunding campaign.

If you'd like to learn more about StartEngine and equity crowdfunding, visit the StartEngine blog.

Join us, and together we can help make gaming better!

From: **Gameflip** admin@news.gameflip.com
Subject: 📢 Invest in Gameflip and Own a Piece of the Company!
Date: August 19, 2022 at 1:32 PM
To: jt.nguyen@gameflip.com



Hi,

We're grateful for all the support you've given us!

In 2015 we started Gameflip with the mission to make gaming better by giving gamers more control over their hard-earned digital gaming items. Since then, we've grown to a community of over 6 million gamers and had great traction so far:



| $140 Million+ | 3 Million | 6 Million | 40 Million |
| Sales | App Downloads | Gamers | Item Listings |

Today, Gameflip sits at the center of the rapid evolution of blockchain gaming, and with our experience and strong traction, we are poised to lead the charge in this historic industry shift.

That's why we're excited to announce our upcoming equity crowdfunding campaign in partnership with StartEngine! This is your chance to own a piece of Gameflip and be part of our future.

Interested? Join our investor list and keep an eye on your inbox! You'll be notified when the campaign goes live, in time for our very exclusive Early Bird bonus, available only for investments within the first 72 hours.

BE THE FIRST TO KNOW

Be sure to join the investor list and follow us on social media to stay up-to-date with our StartEngine crowdfunding campaign.

If you'd like to learn more about StartEngine and equity crowdfunding, visit the [StartEngine blog](#).

Join us, and together we can help make gaming better!
